Exhibit No. 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS

	For the Years Ended December 31,
(In millions, except ratios)	2001	2002	2003	2004	2005
EXCLUDING INTEREST ON DEPOSITS
Income before income taxes and effect of accounting changes	$669	$736	$824	$1,109	$1,087
Fixed Charges:
Interest expense, excluding interest on deposits	168	59	37	38	82
One third of rents, net income from subleases (A)	8	11	11	14	17
Total fixed charges	176	70	48	52	99
Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$845	$806	$872	$1,161	$1,186
Ratio of earnings to fixed charges requirements	4.80	11.51	18.17	22.33	11.98

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$176	$70	$48	$52	$99
Add: Interest on deposits	476	220	152	147	303
Total fixed charges including interest on deposits	$652	$290	$200	$199	$402
Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above.	$845	$806	$872	$1,161	$1,186
Add: Interest on deposits	476	220	152	147	303
Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,321	$1,026	$1,024	$1,308	$1,489
Ratio of earnings to fixed charges requirements	2.03	3.54	5.12	6.57	3.70

(A) The proportion deemed representative of the interest factor.